EXHIBIT 99.4

BELLATRIX EXPLORATION LTD.

SUPPLEMENTARY OIL AND GAS INFORMATION - (UNAUDITED)

The following disclosures have been prepared by Bellatrix Exploration Ltd. (“Bellatrix”) in accordance with Accounting Standards Codification 932 “Extractive Activities — Oil and Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. Bellatrix prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and prepares and files its reserves information under National Instrument 51-101 — Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) which prescribes the standards for the preparation and disclosure of reserves and related information for companies subject to continuous disclosure obligations in Canada.  There are significant differences between reserves disclosure under NI 51-101 and the requirements of the United States Securities and Exchange Commission (the “SEC”), including the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs.  For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2015 and 2014, Bellatrix used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Therefore the difference between the reported numbers under the two disclosure standards can be material.

NET PROVED OIL AND NATURAL GAS RESERVES

Bellatrix engaged an independent qualified reserve evaluator, Sproule Associates Ltd. (“Sproule”), to evaluate Bellatrix’s proved developed and proved undeveloped oil and natural gas reserves.  As at December 31, 2015, all of Bellatrix’s oil and natural gas reserves are located in Canada. The changes in our net proved reserve quantities are outlined below.

Net reserves include Bellatrix’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Bellatrix.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Bellatrix cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2015

CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
December 31, 2014	14,940.3	24,697.6	552,632	131,743.2
Revisions of previous estimates	(7,354.5)	(3,767.1)	(138,923)	(34,275.4)
Improved recovery	—	—	—	—
Purchases of minerals in place	—	65.4	1,403	299.2
Extensions and Discoveries	20.6	158.7	3,113	698.1
Production	(985.3)	(2,334.9)	(62,081)	(13,667.0)
Sales of minerals in place	(176.1)	(1,546.9)	(32,299)	(7,106.2)
December 31, 2015	6,444.9	17,272.8	323,845	77,691.9

Proved Developed Reserves
Beginning of year	7,789.2	11,088.6	240,356	58,937.1
End of year	3,865.7	8,926.3	168,903	40,942.5
Proved Undeveloped Reserves
Beginning of year	7,151.2	13,609.0	312,275	72,806.0
End of year	2,579.2	8,346.5	154,942	36,749.4
Total (2)	6,444.9	17,272.8	323,845	77,691.6

YEAR ENDED DECEMBER 31, 2014

CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
December 31, 2013	15,967	17,414	378,848	96,522
Revisions of previous estimates	(1,231)	2,275	46,563	8,804
Improved recovery	—	—	—	—
Purchases of minerals in place	402	4,316	99,973	21,381
Extensions and Discoveries	1,219	2,937	76,622	16,927
Production	(1,418)	(2,245)	(49,374)	(11,892)
Sales of minerals in place	—	—	—	—
December 31, 2014	14,940	24,698	552,632	131,743

Proved Developed Reserves
Beginning of year	7,752	7,839	152,781	41,055
End of year	7,789	11,089	240,356	58,937
Proved Undeveloped Reserves
Beginning of year	8,215	9,575	226,067	55,468
End of year	7,151	13,609	312,275	72,806
Total (2)	14,940	24,698	552,632	131,743

(1) Columns may not add due to rounding.

(2) Bellatrix does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

The reconciliation of Bellatrix reserves from 2014 to 2015 includes negative Revisions of over 30% of opening balance reserves. This is almost entirely due to change in price. The constant price case used to evaluate reserves was reduced year-over-year by 38% for oil, 42% for natural gas, and 41-44% for NGLs with the exception of propane, which was reduced 83% year-over-year. This reduction had the effects of truncating reserves as wells mature/decline and of impacting the ability of evaluated future development locations to generate positive economic returns. Developed reserves were affected less than undeveloped reserves, with a 30% decrease seen in the developed case as opposed to a 50% decrease for the undeveloped.

Bellatrix continued development of it Spirit River natural gas play in 2015. The quantity of reserves attributed to Extensions and Discoveries decreased year-over-year due to reduced capital spending and also the impact of price on reserves attributed. The Corporation had minor acquisitions during the year and a larger Sales program largely related to its ongoing Grafton Joint Venture.

Bellatrix completed successful development capital programs in 2014 which resulted in additions to Revisions of Previous Estimates and Extensions and Discoveries.  These development activities were focused on its Spirit River natural gas play and its Cardium light oil play. Bellatrix also completed several acquisitions of additional oil and natural gas properties in 2014, which primarily resulted in consolidations of working interest ownership, which are reflected in the Purchases of Minerals in Place line item.

CAPITALIZED COSTS

As at December 31, (in thousands of Canadian dollars)	2015	2014
Proved oil and gas properties	2,670,733	2,453,532
Unproved oil and gas properties	87,919	123,639
Total capitalized costs	2,758,652	2,577,171
Accumulated depletion and depreciation	(1,213,043)	(523,689)
Net capitalized costs	1,545,609	2,053,482

COSTS INCURRED

For the years ended December 31, (in thousands of Canadian dollars)	2015	2014
Property acquisition (disposition) costs (1)
Proved oil and gas properties	(14,400)	166,650
Unproved oil and gas properties	5,317	16,670
Exploratory costs (2)	661	1,601
Development costs (3)	149,173	486,165
Capital expenditures	140,751	671,086

(1) Acquisitions are net of dispositions of properties.

(2) Cost of geological and geophysical capital expenditures and costs on exploratory plays.

(3) Includes equipping and facilities capital expenditures.

RESULTS OF OPERATIONS OF PRODUCING ACTIVITIES

For the years ended December 31, (in thousands of Canadian dollars)	2015	2014
Revenue, net of royalties and commodity contracts	319,990	468,586
Production costs	(118,880)	(120,072)
Transportation costs	(17,146)	(16,259)
Depletion, depreciation and impairment	(697,633)	(181,780)
Income taxes (1)	—	—
Results of operations	(513,669)	150,475

(1) Bellatrix is currently not cash taxable.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made by Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions applied against annual future production from proved crude oil and gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are the average of the first day prices of each month for the prior calendar 12 month period. Future income taxes are calculated by applying statutory income tax rates. Bellatrix is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Bellatrix cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

(in thousands of Canadian dollars)	2015	2014
Future cash inflows	1,662,046.6	5,526,383.0
Future production costs (1)	738,062.7	1,678,235.0
Future development costs	375,748.0	982,359.0
Undiscounted pre-tax cash flows	548,235.9	2,865,789.0
Future income taxes (2)	—	310,118.0
Future net cash flows	548,235.9	2,555,671.0
Less 10% annual discount factor	184,651.5	1,115,992.0
Standardized measure of discounted future net cash flows	363,584.4	1,439,679.0

(1) Future production costs include $36.0 million related to future abandonment and reclamation costs associated with wells having attributed reserves and for dedicated facilities required to produce these reserves.  The estimate of future abandonment and reclamation costs excludes asset retirement obligations and reclamation costs relating to non-reserves wells and for non-dedicated gathering systems, batteries, plants and processing facilities.  The incremental asset retirement obligation not included in the disclosure of estimated future net revenue is $21.9 million on a discounted basis, and $104.0 million on an undiscounted basis.

(2) Bellatrix is currently not cash taxable.

The reconciliation of changes in standardized measure of future cash flows discounted at 10% per year relating to provide oil and gas reserves is as follows:

(in thousands of Canadian dollars, all changes except income taxes pretax)	2015	2014
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at beginning of year	1,439,679	946,520
Net change in sales and transfer prices related to future production (1)	(1,044,179)	416,985
Changes in estimated future development costs	15,131	(215,107)
Sales and transfers of oil and gas produced during the period (2)	(163,838)	(347,313)
Changes from extensions, discoveries, and improved recovery (3)	24,911	203,881
Changes from purchases of minerals in place (3)	518	205,057
Changes from dispositions of minerals in place (3)	(68,373)	(21,440)
Changes from revisions in quantity estimates (3)	(131,849)	187,392
Previously estimated development costs during the period	20,327	57,747
Accretion of discount (4)	143,968	94,652
Other (5)	2,987	(18,669)
Net change in income tax (6)	124,303	(70,026)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at end of year	363,584	1,439,679

(1) The effect of changes in prices and costs has been computed before the effects of changes in quantities.

(2) Company actual before income taxes, excluding general and administrative expenses.

(3) Stated at prices used in estimating proved oil and gas reserves and year-end costs.

(4) The increase in the value of a discounted instrument as time passes.  Calculated as 10 percent of net present value at the beginning of the period.

(5) Includes changes to actual prices received versus forecast, actual versus forecast production from the prior period, development timing, operating costs, and royalty rates.

(6) The net change in the estimate of future income taxes that will be due on future pretax net cash flows relating to proved oil and gas reserves.